Exhibit 12.2

United Airlines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	2017	2016	2015	2014	2013
Earnings:
Earnings before income taxes	$3,001	$3,822	$4,221	$1,110	$637
Add (deduct):
Fixed charges, from below	1,389	1,370	1,429	1,655	1,627
Amortization of capitalized interest	9	11	12	12	11
Distributed earnings of affiliates	—	1	1	1	—
Interest capitalized	(84)	(72)	(49)	(52)	(49)
Equity earnings in affiliates	(4)	—	(2)	(1)	(1)

Earnings as adjusted	$4,311	$5,132	$5,612	$2,725	$2,225

Fixed charges:
Interest expense	$643	$614	$670	$742	$781
Portion of rent expense representative of the interest factor (a)	746	756	759	913	846

Fixed charges	$1,389	$1,370	$1,429	$1,655	$1,627

Ratio of earnings to fixed charges	3.10	3.75	3.93	1.65	1.37

(a)	Imputed interest applied to rent expense.